Interim Consolidated Financial Statements of

SMART Technologies Inc.

Three and six months ended September 30, 2013 and 2012

SMART Technologies Inc.

Consolidated Statements of Operations (unaudited)

(thousands of U.S. dollars, except per share amounts)

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Revenue	$151,089	$170,764	$306,983	345,308
Cost of sales	86,886	94,185	175,040	188,051

Gross margin	64,203	76,579	131,943	157,257

Operating expenses
Selling, marketing and administration	31,282	42,291	62,824	90,396
Research and development	9,881	11,973	21,038	25,194
Depreciation and amortization of property and equipment	4,087	5,504	8,477	10,682
Amortization of intangible assets	2,383	2,393	4,773	4,785
Restructuring costs (note 2)	18	3,108	(665)	3,216
Impairment of property and equipment	—	—	11	—

	47,651	65,269	96,458	134,273

Operating income	16,552	11,310	35,485	22,984

Non-operating expenses (income)
Interest expense	7,057	3,421	10,611	6,639
Foreign exchange (gain) loss	(3,382)	(8,343)	2,918	(2,028)
Other loss (income), net	38	296	(92)	179

Income before income taxes	12,839	15,936	22,048	18,194
Income tax expense (recovery) (note 10)
Current	2,584	1,738	4,759	5,068
Deferred	(631)	545	(2,757)	(1,932)

	1,953	2,283	2,002	3,136

Net income	$10,886	$13,653	$20,046	$15,058

Earnings per share (note 12)
Basic	$0.09	$0.11	$0.17	$0.12
Diluted	$0.09	$0.11	$0.16	$0.12

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Comprehensive Income (unaudited)

(thousands of U.S. dollars)

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Net income	$10,886	$13,653	$20,046	$15,058
Other comprehensive (loss) income
Unrealized (losses) gains on translation of consolidated financial statements to U.S. dollar reporting currency	(1,027)	(14)	1,002	381
Unrealized (losses) gains on translation of foreign subsidiaries to Canadian dollar functional currency, net of income taxes of $(115) and $(15) for the three and six months ended September 30, 2013 ($14 and $30 for the three and six months ended September 30, 2012)	(850)	(2,852)	973	(1,337)

	(1,877)	(2,866)	1,975	(956)

Total comprehensive income	$9,009	$10,787	$22,021	$14,102

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets (unaudited)

(thousands of U.S. dollars, except number of shares)

	September 30, 2013	March 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$51,782	$141,383
Trade receivables (note 3)	103,512	65,106
Other current assets	12,410	11,062
Income taxes recoverable	6,471	25,661
Inventory (note 4)	72,340	65,762
Deferred income taxes	27,195	16,056

	273,710	325,030

Property and equipment (note 5)	86,707	100,053
Intangible assets (note 6)	18,127	22,958
Deferred income taxes	12,116	22,321
Deferred financing fees	4,639	2,824
Other long-term assets	774	—

	$396,073	$473,186

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$43,633	$32,453
Accrued and other current liabilities	73,518	80,275
Deferred revenue	79,677	35,438
Current portion of capital lease obligation (note 5)	1,230	—
Current portion of long-term debt (note 7)	9,375	3,050

	207,433	151,216

Long-term debt (note 7)	108,774	285,175
Capital lease obligation (note 5)	68,208	—
Other long-term liabilities	3,064	4,497
Deferred revenue	40,895	87,076
Deferred income taxes	4,916	6,238

	433,290	534,202
Guarantees and contingencies (note 13)
Shareholders’ deficit
Share capital (note 8)
Class A Subordinate Voting Shares—no par value
Authorized—unlimited
Issued—42,013,885 shares as of September 30, 2013 and 41,521,171 as of March 31, 2013	455,800	454,703
Class B Shares—no par value
Authorized—unlimited
Issued and outstanding—79,464,195 shares as of September 30, 2013 and March 31, 2013	238,407	238,407
Treasury Shares—410,502 Class A Subordinate Voting Shares as of September 30, 2013 and March 31, 2013	(840)	(840)
Accumulated other comprehensive loss	(6,762)	(8,737)
Additional paid-in capital (notes 8 and 9)	41,962	41,281
Deficit	(765,784)	(785,830)

	(37,217)	(61,016)

	$396,073	$473,186

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ Deficit (unaudited)

(thousands of U.S. dollars)

For the six months ended September 30, 2013

	Share capital stated amount	Deficit	Accumulated other comprehensive loss	Additional paid-in capital	Total
Balance as of March 31, 2013	$692,270	$(785,830)	$(8,737)	$41,281	$(61,016)
Net income	—	20,046	—	—	20,046
Participant Equity Loan Plan	186	—	—	—	186
Other comprehensive income	—	—	1,975	—	1,975
Stock-based compensation	—	—	—	1,589	1,589
Share issuance	911	—	—	(908)	3

Balance as of September 30, 2013	$693,367	$(765,784)	$(6,762)	$41,962	$(37,217)

For the six months ended September 30, 2012

	Share capital stated amount	Deficit	Accumulated other comprehensive loss	Additional paid-in capital	Total
Balance as of March 31, 2012	$696,399	$(731,335)	$(10,782)	$34,109	$(11,609)
Net income	—	15,058	—	—	15,058
Participant Equity Loan Plan	117	—	—	—	117
Repurchase of common shares	(5,435)	—	—	4,685	(750)
Other comprehensive loss	—	—	(956)	—	(956)
Stock-based compensation	218	—	—	2,587	2,805

Balance as of September 30, 2012	$691,299	$(716,277)	$(11,738)	$41,381	$4,665

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Six months ended September 30,
	2013	2012
Cash provided by (used in)
Operations
Net income	$20,046	$15,058
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization of property and equipment	11,584	12,740
Amortization of intangible assets	4,822	4,785
Amortization of deferred financing fees	2,915	1,078
Non-cash interest (recovery) expense on long-term debt	(39)	588
Non-cash restructuring costs in other long-term liabilities	(1,090)	5
Stock-based compensation	1,589	2,805
Loss (gain) on foreign exchange	2,670	(2,304)
Deferred income tax recovery	(2,757)	(1,932)
Impairment of property and equipment	11	—
Loss on disposal of property and equipment	95	401
Trade receivables	(38,519)	(8,933)
Other current assets	(1,703)	(48)
Inventory	(7,440)	36,987
Income taxes recoverable and payable	18,830	(5,731)
Accounts payable, accrued and other current liabilities	7,112	(20,656)
Deferred revenue	(253)	5,247
Other long-term assets	(778)	—

Cash provided by operating activities	17,095	40,090

Investing
Proceeds from sale of property and equipment	20	13
Capital expenditures	(6,130)	(9,295)
Intangible assets	—	(101)
Proceeds from sale-leaseback, net	76,216	—

Cash provided by (used in) investing activities	70,106	(9,383)

Financing
Repurchase of common shares	—	(750)
Proceeds from issuance of debt	127,950	—
Repayment of debt	(298,225)	(1,526)
Financing fees paid	(4,739)	—
Repayment of capital lease obligation	(782)	—
Participant equity loan plan, net	173	144
Common shares issued	3	—

Cash used in financing activities	(175,620)	(2,132)

Effect of exchange rate changes on cash and cash equivalents	(1,182)	(172)

Net (decrease) increase in cash and cash equivalents	(89,601)	28,403
Cash and cash equivalents, beginning of period	141,383	95,535

Cash and cash equivalents, end of period	$51,782	$123,938

Cash and cash equivalents are comprised as follows
Cash	$24,897	$27,560
Cash equivalents	26,885	96,378

	$51,782	$123,938

Supplemental cash flow disclosures
Interest paid	$6,426	$5,055
Interest received	$208	$220
Income taxes paid	$1,762	$10,678
Amount of non-cash capital additions in accounts payable and accrued and other current liabilities	$520	$1,887

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2013 and 2012

1. Basis of presentation and significant accounting policies

The interim consolidated financial statements of SMART Technologies Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a basis consistent with those disclosed in our annual audited consolidated financial statements. They do not include all the disclosures required by GAAP for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2013, which have been prepared in accordance with GAAP. All normal recurring adjustments considered necessary for fair presentation have been included in these financial statements.

(a) Leases

As a result of the sale-leaseback transaction (note 5), the following significant accounting policy was applied.

Lease agreements are evaluated to determine whether they are capital or operating leases. When substantially all of the risks and benefits of property ownership have been transferred to the Company, the lease is recognized as a capital lease.

For capital leases, an asset is recorded at the lower of its fair market value or the net present value of the future minimum lease payments, with a corresponding obligation. Assets under capital lease are amortized on a straight-line basis over the lease term. Interest charges are expensed over the period of the lease in relation to the carrying value of the capital lease obligation.

Gains associated with the sale-leaseback transaction are deferred. The deferred gain is presented as a reduction of the asset under capital lease. This gain is amortized on a straight-line basis over the lease term as a reduction to amortization expense.

(b) Change in accounting estimate – revenue recognition for multi-element arrangements

Prior to September 24, 2013, amounts allocated to technical support services and unspecified software upgrades in multi-element arrangements were deferred and recognized on a straight-line basis over the estimated life of the related hardware of seven years. As a result of the Company’s introduction of Notebook Advantage, an annual maintenance and upgrade program which will become available April 2014, the Company has announced it will cease its past practice to provide technical support services and upgrades over the life of a product. The Company has reassessed the estimated period that support services and unspecified software upgrades are expected to be provided for sales occurring prior to that date. The Company concluded that the support period for these sales is expected to end on March 31, 2015 and has therefore decreased the period over which deferred revenue for technical support services and unspecified software upgrades is amortized. The Company has determined that this adjustment is a change in accounting estimate and has accounted for the change prospectively. For the period September 24 – 30, 2013, the change in estimate increased revenue and net income by approximately $724 and $543, respectively. There was no effect on earnings per basic and diluted share. The change in estimate will impact future periods by increasing revenue and net income by approximately $10,000 and $7,500, respectively per quarter over the next six quarters from what they otherwise would have been.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2013 and 2012

2. Restructuring costs

(a) Fiscal 2013 December restructuring

In December 2012, the Company announced a restructuring plan to increase focus on its target markets and streamline its corporate support functions. As part of the restructuring, the Company reduced its workforce by approximately 25%. The majority of the workforce reduction was completed by March 31, 2013. Further workforce reduction was completed in the first quarter of fiscal 2014. No further material costs are expected to be incurred.

The change in the Company’s accrued restructuring obligation associated with the fiscal 2013 December restructuring activities for the six months ended September 30, 2013 is summarized in the following tables.

	Six months ended September 30, 2013
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Accrued restructuring obligation at beginning of period	$5,729	$1,018	$84	$6,831
Restructuring costs incurred	151	185	328	664
Restructuring costs paid	(2,455)	(874)	(64)	(3,393)
Adjustments	(1,209)	—	—	(1,209)
Currency translation adjustment	(66)	(9)	(4)	(79)

Accrued restructuring obligation at end of period	$2,150	$320	$344	$2,814

During the six months ended September 30, 2013, the Company recorded additional restructuring costs of $664, related to employee termination costs, facilities costs and other restructuring costs.

The Company’s original estimate of employee termination costs was higher than actual costs incurred and as a result an adjustment of $(1,209) was recorded.

To date the Company has incurred restructuring costs of $16,846, comprised of employee termination benefits of $15,114, facilities costs of $1,195 and other restructuring costs of $537.

At September 30, 2013, $2,629 (March 31, 2013 – $6,831) of the accrued restructuring liability is included in accrued and other current liabilities and $185 (March 31, 2013 – nil) is included in other long-term liabilities.

(b) Fiscal 2013 August restructuring

In August 2012, the Company announced a restructuring plan to implement additional cost reduction measures with the objective of improving the Company’s operating efficiencies. The restructuring plan was completed during the quarter ended September 30, 2012.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2013 and 2012

The change in the Company’s accrued restructuring obligation associated with the fiscal 2013 August restructuring activities for the six months ended September 30, 2013 and 2012 is summarized in the following table.

	Six months ended September 30,
	2013	2012
	Employee Termination Costs
Accrued restructuring obligation at beginning of period	$161	$—
Restructuring costs incurred	—	1,987
Restructuring costs paid	—	(1,417)
Adjustment	(158)	—
Currency translation adjustment	(3)	(3)

	$—	$567

The Company’s original estimate of outplacement costs was higher than actual costs incurred and as a result an adjustment of $(158) was recorded.

To date the Company has incurred restructuring costs of $1,789 relating to employee termination costs.

(c) Fiscal 2012 August restructuring

In August 2011, the Company announced the transfer of the remainder of its interactive display assembly operations from its leased facility in Ottawa, Canada to existing contract manufacturers. The decision reflected the Company’s ongoing strategy to reduce costs in all areas of its operations and the transition was completed by March 31, 2012. In December 2011, the Company ceased using the assembly and warehouse space at the Ottawa facility and recorded a lease obligation based on future lease expenditures and estimated future sublease rentals for the remainder of the term. During the six months ended September 30, 2013, the Company incurred $1,245 in lease cancellation costs related to the surrender of a portion of the leased premises. The Company adjusted the lease obligation for the remaining premises based on the amended lease agreement.

The change in the Company’s accrued restructuring obligation associated with the fiscal 2012 August restructuring activities for the six months ended September 30, 2013 and 2012 is summarized in the following table.

	Six months ended September 30,
	2013	2012
	Facilities Costs
Accrued restructuring obligation at beginning of period	$6,500	$7,788
Restructuring costs paid	(1,179)	(1,278)
Accretion expense	163	209
Adjustment	(125)	1,020
Currency translation adjustment	(90)	88

Accrued restructuring obligation at end of period	$5,269	$7,827

To date the Company has incurred restructuring costs of $14,850, comprised of employee termination benefits of $3,745, lease obligation costs of $8,405, lease cancellation costs of $1,245 and other restructuring costs of $1,455.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2013 and 2012

At September 30, 2013, the current portion of the accrued restructuring obligation of $2,393 (March 31, 2013 – $2,286) was included in accrued and other current liabilities with the remaining long-term portion of $2,876 (March 31, 2013 – $4,214) included in other long-term liabilities. The lease cancellation costs have been included in accrued and other current liabilities.

3. Trade receivables

	September 30, 2013	March 31, 2013
Trade receivables	$107,063	$68,606
Allowance for doubtful receivables	(3,551)	(3,500)

	$103,512	$65,106

4. Inventory

	September 30, 2013	March 31, 2013
Finished goods	$62,939	$59,972
Raw materials	16,989	10,577
Provision for obsolescence	(7,588)	(4,787)

	$72,340	$65,762

The provision for obsolescence is related to finished goods and raw materials inventory.

5. Property and equipment

	September 30, 2013	March 31, 2013
Cost
Asset under capital lease, net	$55,506	$—
Building	—	72,925
Information systems, hardware and software	69,861	70,049
Assembly equipment, furniture, fixtures and other	43,553	37,875
Assets under construction	2,446	5,858

	$171,366	$186,707
Accumulated depreciation and amortization
Asset under capital lease, net	$1,406	$—
Building	—	12,139
Information systems, hardware and software	53,267	48,127
Assembly equipment, furniture, fixtures and other	29,986	26,388

	$84,659	$86,654
Net book value
Asset under capital lease, net	$54,100	$—
Building	—	60,786
Information systems, hardware and software	16,594	21,922
Assembly equipment, furniture, fixtures and other	13,567	11,487
Assets under construction	2,446	5,858

	$86,707	$100,053

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2013 and 2012

Sale-leaseback transaction

The Company sold its global headquarters building for proceeds of $76,216, net of transaction fees. Pursuant to the agreement, the Company entered into a 20-year lease agreement on the building with an effective date of May 7, 2013. Based on the terms of the agreement, the Company has classified and is accounting for the lease as a capital lease. The lease provides an option for four additional five-year periods. The initial base rent is CDN$5,945 per year, payable monthly, with an 8% escalation every five years. The gain on sale of CDN$15,000, has been deferred and is being recognized on a straight-line basis over the initial lease term as a reduction in amortization expense. The total deferred gain has been presented as a reduction of the capital asset. Under the lease, the Company is responsible for the costs of utilities, insurance, taxes and maintenance expenses.

6. Intangible assets

	September 30, 2013	March 31, 2013
Cost
Acquired technology	$29,600	$29,600
Customer relationships	17,500	17,500
Other intellectual property	3,985	3,999

	$51,085	$51,099
Accumulated amortization
Acquired technology	$18,430	$15,754
Customer relationships	12,046	10,296
Other intellectual property	2,482	2,091

	$32,958	$28,141
Net book value
Acquired technology	$11,170	$13,846
Customer relationships	5,454	7,204
Other intellectual property	1,503	1,908

	$18,127	$22,958

7. Long-term debt and credit facilities

	September 30, 2013	March 31, 2013
First lien facility	$—	$288,225
Term loan	125,000	—
Unamortized debt discount	(6,851)	—
Current portion of long-term debt	(9,375)	(3,050)

	$108,774	$285,175

All debt and credit facilities are U.S. dollar facilities.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2013 and 2012

(a) Term loan and asset-based loan

In July 2013, the Company closed its credit facility refinancing. The Company entered into a four-and-a-half year, $125,000 senior secured term loan (the “Term loan”) and a four-year, $50,000 asset-based loan (the “ABL”). The Term loan and the ABL are secured by substantially all assets of the Company and certain subsidiaries. The ABL was undrawn as of September 30, 2013.

The Term loan requires mandatory annual repayments of 7.5% per annum during the first two-and-a-half years and 10.0% in the last two years on a quarterly basis. In addition, the Term loan is subject to an excess cash flow sweep at March 31, 2014 and each proceeding year after. The Company is required to repay amounts under the facility ranging between zero and 50% of annual excess cash flows, contingent upon the Company’s leverage ratio at the time.

Borrowings under the Term loan bear interest at floating rates, based on LIBOR or the base rate of the administrative agent. Borrowings under the ABL bear interest at floating rates based on the banker’s acceptance rate, LIBOR, the Canadian base rate of the administrative agent or the Canadian prime rate. The Company has discretion with respect to the basis upon which interest rates are set. The interest rate on borrowings under the Term loan is priced at LIBOR plus 9.25% with a LIBOR floor of 1.25% and the ABL is priced at LIBOR plus 2.5% at September 30, 2013.

The Company recognized a discount of $7,050 which has been presented as a reduction of the Term loan. The discount is recognized over the term of the loan using the effective interest method, based on an imputed interest rate of 12.1%.

(b) First lien facility

The Company repaid $10,000 of the First lien facility from the proceeds of the building sale (note 5) during the first quarter of fiscal 2014. In July 2013, the remaining balance of $277,463 was repaid in full.

(c) Deferred financing fees

The Company expensed $2,023 of unamortized deferred financing fees as a result of the repayment of the First lien facility. These fees are included in interest expense. The Company incurred fees of $4,661 relating to the Term loan and the ABL.

8. Share capital

(a)	Share capital

(i) Authorized

The Company’s authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Shares and an unlimited number of Preferred Shares issuable in series.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2013 and 2012

(ii) Issued and outstanding

Shares outstanding	Class A Subordinate Voting Shares	Class A Subordinate Voting Shares – Treasury Shares	Class B Shares	Total
March 31, 2013	41,521,171	(410,502)	79,464,195	120,574,864
Participant Equity Loan Plan	—	—	—	—
Share issuance (note 9(c))	492,714	—	—	492,714

September 30, 2013	42,013,885	(410,502)	79,464,195	121,067,578

Stated amount	Class A Subordinate Voting Shares	Class A Subordinate Voting Shares – Treasury Shares	Class B Shares	Total
March 31, 2013	$454,703	$(840)	$238,407	$692,270
Participant Equity Loan Plan	186	—	—	186
Share issuance (note 9(c))	911	—	—	911

September 30, 2013	$455,800	$(840)	$238,407	$693,367

9. Stock-based compensation

The 2010 Equity Incentive Plan (“2010 Plan”) provides for the grant of options, restricted share units and deferred share units to the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. The Company has reserved for issuance Class A Subordinate Voting Shares representing up to 12% of the total outstanding Class A Subordinate Voting Shares and Class B Shares. At September 30, 2013 there were 5,843,425 stock-based awards available for future grant.

(a) Stock options

A summary of the status of the Company’s stock options at September 30, 2013 and 2012 and changes during the three and six months then ended is as follows.

	Three months ended September 30,				Six months ended September 30,
	2013		2012		2013		2012
	Number of options	Weighted- average exercise price per option	Number of options	Weighted- average exercise price per option	Number of options	Weighted- average exercise price per option	Number of options	Weighted- average exercise price per option
Balance at beginning of period	3,316,699	$5.96	3,676,996	$7.65	3,088,195	$6.86	3,000,657	$9.11
Granted	20,000	$2.32	21,000	$1.40	459,500	$1.39	752,000	$1.61
Exercised	(2,000)	$1.62	—	$—	(2,000)	$1.62	—	$—
Forfeited	(118,665)	$9.32	(188,321)	$6.99	(329,661)	$9.41	(242,982)	$7.01

Balance at end of period	3,216,034	$5.82	3,509,675	$7.65	3,216,034	$5.82	3,509,675	$7.65

Exercisable at end of period	905,891	$9.53	268,235	$17.00	905,891	$9.53	268,235	$17.00

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2013 and 2012

Stock-based compensation expense related to options included in selling, marketing and administration expense and research and development expense for the three months ended September 30, 2013 was $131 (2012 – $260) and for the six months ended September 30, 2013 was $508 (2012 – $742). As at September 30, 2013, the total compensation cost not yet recognized related to stock options was $1,088.

The weighted-average fair value of the stock options granted was calculated using the Black-Scholes-Merton (“BSM”) option-pricing model with the following assumptions.

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Fair value of stock options granted during the period	$1.02	$0.68	$0.61	$0.77
Assumptions
Risk-free interest rate	0.80%	0.49%	0.57%	0.49% - 0.53%
Volatility	61.18%	64.7%	61.65%	63.4% - 64.7%
Expected life in years	3.5	4.0	3.5	4.0
Expected dividend yield	0%	0%	0%	0%

The amounts computed according to the model may not be indicative of the actual values realized upon the exercise of the options by the holders.

The assumed risk-free interest rate is based on the yield of a U.S. government zero coupon Treasury bill issued at the date of grant with a remaining life approximately equal to the expected term of the option. The assumed volatility used in the stock option valuation for options granted for the three and six months ended September 30, 2013 is the Company’s historical volatility from the Company’s IPO on July 20, 2010 to the date of grant. The assumed expected life is the Company’s estimated expected exercise pattern of the options. The assumed dividend yield reflects the Company’s current intention to not pay cash dividends in the foreseeable future.

The Company estimates forfeitures at the time of grant based on the Company’s historical data and revises these estimates in subsequent periods if actual forfeitures differ from those estimates. The estimated annual future forfeiture rate is 10.0% at September 30, 2013.

(b) Deferred share units

Deferred share units (“DSUs”) are issued to independent directors of the Company and are settled upon retirement or death. DSUs may be settled in cash or shares of the Company at the option of the Company. Compensation expense is recorded at the date of grant based on the quoted market price of the Company’s Class A Subordinate Voting Shares with an offset to additional paid-in capital.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2013 and 2012

A summary of the status of the Company’s DSUs at September 30, 2013 and 2012 and changes during the three and six months then ended is as follows.

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
	Number of DSUs		Number of DSUs
Balance at beginning of period	60,000	60,000	60,000	30,000
Granted	—	—	—	30,000
Exercised	—	—	—	—
Forfeited	—	—	—	—

Balance at end of period	60,000	60,000	60,000	60,000

During the three months ended September 30, 2013, an independent director holding 20,000 DSUs retired from the Company’s Board of Directors. It is the Company’s intent to settle this obligation through the issuance of Class A Subordinate Voting Shares in the third quarter of fiscal 2014.

Compensation expense relating to DSUs for the three and six months ended September 30, 2013 included in selling, marketing and administration expense amounted to nil (nil and $49 for the three and six months ended September 30, 2012, respectively).

(c) Restricted share units

Restricted share units (“RSUs”) are issued to executives of the Company and may be settled in cash or shares of the Company at the option of the Company.

A summary of the status of the Company’s RSUs at September 30, 2013 and 2012 and changes during the three and six months then ended is as follows.

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
	Number of RSUs		Number of RSUs
Balance at beginning of period	5,742,079	2,843,075	1,919,461	595,075
Granted	100,000	40,000	4,460,000	2,300,000
Exercised	(6,666)	(25,298)	(490,714)	(25,298)
Forfeited	(377,503)	(44,667)	(430,837)	(56,667)

Balance at end of period	5,457,910	2,813,110	5,457,910	2,813,110

Vested at end of period	—	51,332	—	51,332

During the six months ended September 30, 2013, the Company issued 210,000 (September 30, 2012 – 2,103,000) time-based RSUs which vest evenly over three years. 230,837 time-based RSUs were forfeited in the six months ended September 30, 2013. Time-based RSUs are fair valued at the date of grant and compensation expense is recognized on a graded basis over the vesting period with an offset to additional paid-in capital. Compensation expense relating to time-based RSUs for the three and six months ended September 30, 2013 included in selling, marketing and administration expense and research and development expense amounted to $127 and $476 ($483 and $772 for the three and six months ended September 30, 2012).

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2013 and 2012

During the six months ended September 30, 2013, 490,714 time-based RSUs with a fair value at the date of grant of $906 vested and were exercised. The RSUs were settled through the issuance of 490,714 Class A Subordinate Voting Shares to holders of the vested RSUs. During the six months ended September 30, 2012, 76,633 time-based RSUs vested with a fair value at the date of grant of $447. The Company settled this obligation through the issuance of Class A Subordinate Voting Shares in the second and third quarter of fiscal 2013.

During the six months ended September 30, 2013, the Company also issued 4,250,000 (September 30, 2012 – 197,000) performance-based RSUs to executives and senior management of the Company. These performance-based RSUs vest after three years upon meeting certain three-year financial targets and strategic objectives. 200,000 performance-based RSUs were forfeited in the six months ended September 30, 2013. Performance-based RSUs are fair valued at the date of grant and compensation expense is recorded on a straight-line basis over the vesting period with an offset to additional paid-in capital. Compensation expense relating to performance-based RSUs for the three and six months ended September 30, 2013 included in selling, marketing and administration expense and research and development expense amounted to $377 and $605, respectively ($168 and $349 for the three and six months ended September 30, 2012).

As at September 30, 2013, estimated total compensation expense not yet recognized related to all RSUs was $5,962.

10. Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes.

The reasons for these differences are as follows.

	Six months ended September 30,
	2013	2012
Income before income taxes	$22,048	$18,194
Combined tax rate	25.00%	25.00%

Expected income tax expense	5,512	4,549
Adjustments
Non-deductible, non-taxable items	467	230
Variation in foreign tax rates	510	565
Deferred income tax rate differences	—	132
Change in valuation allowance	(1,633)	544
Investment tax credits—current year	(2,172)	(2,835)
Investment tax credits—prior years	(1,373)	(168)
Other	691	119

Income tax expense	$2,002	$3,136

The Company and its Canadian subsidiaries file federal and provincial income tax returns in Canada, its U.S. subsidiary files federal and state income tax returns in the U.S. and its other foreign subsidiaries file income tax returns in their respective foreign jurisdictions. The Company and its subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before March 31, 2007. Tax authorities in Canada

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2013 and 2012

are conducting examinations of local tax returns for various taxation years ending after March 31, 2007. Notwithstanding management’s belief in the merit of the Company’s tax filing position, it is possible that the final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

The Company does not recognize tax benefits associated with uncertain tax positions unless the position is more likely than not to be sustained upon examination.

11. Product warranty

The change in the Company’s accrued warranty obligation for the three and six months ended September 30, 2013 and 2012 is summarized in the following table.

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Accrued warranty obligation at beginning of period	$20,169	$17,816	$19,794	$17,514
Actual warranty costs incurred	(3,636)	(3,314)	(6,880)	(6,812)
Warranty provision	4,570	2,528	8,878	6,699
Currency translation adjustment	585	624	(104)	253

Accrued warranty obligation at end of period	$21,688	$17,654	$21,688	$17,654

The warranty obligation was included in accrued and other current liabilities.

12. Earnings per share amounts

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Net income for basic and diluted earnings per share available to common shareholders	$10,886	$13,653	$20,046	$15,058
Weighted-average number of shares outstanding—basic	121,063,535	120,984,474	120,871,669	121,176,797
Effect of dilutive securities—stock-based compensation	5,803,476	2,873,110	5,699,243	2,873,110

Weighted-average number of shares outstanding—diluted	126,867,011	123,857,584	126,570,912	124,049,907

Earnings per share
Basic	$0.09	$0.11	$0.17	$0.12
Diluted	$0.09	$0.11	$0.16	$0.12

The Company uses the treasury stock method to calculate diluted earnings per share. The weighted-average number of shares outstanding reflects Class A Subordinate Voting Shares and Class B Shares outstanding on a pro-rata basis for the three and six months ended September 30, 2013 and 2012. Options to purchase 3,216,034

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2013 and 2012

and 3,509,675 Class A Subordinate Voting Shares were outstanding at September 30, 2013 and 2012, respectively, and restricted share units of 5,457,910 and 2,813,110 were outstanding at September 30, 2013 and 2012, respectively.

During the three and six months ended September 30, 2013, 1,388,250 options and 5,457,910 restricted share units were excluded from the computation of diluted earnings per share, because the combined exercise price and unamortized grant date fair value per option is greater than the average trading price of the Class A Subordinate Voting Shares for the three and six months ended September 30, 2013, and therefore their inclusion would have been anti-dilutive. For the three and six months ended September 30, 2012, 721,000 options and 2,813,110 restricted share units were excluded from the computation of diluted earnings per share.

13. Guarantees and contingencies

(a) Securities Class Actions

Historical Background

Beginning in December 2010, several putative class action complaints against the Company and other parties were filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares in the Company’s IPO alleging certain violations of federal securities laws in connection with the IPO. These complaints were eventually consolidated in the United States District Court for the Southern District of New York (the “New York Class Action”).

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO (the “Ontario Class Action”).

In September 2011, an additional putative class proceeding was commenced in the Superior Court of the State of California, County of San Francisco on behalf of purchasers of the Class A Subordinate Voting Shares (the “California Matter”). The Company considered that this proceeding was not materially different than the New York Class Action. The California Matter was ultimately stayed pending the resolution of the New York Class Action.

All of the claims in the U.S. and Canada were essentially based on the allegation that SMART misrepresented or omitted to fully disclose demand for its products.

Preliminary Approval of Settlement of Securities Class Actions

On April 30, 2013, the parties executed a stipulation of settlement which the New York Court preliminary approved on May 23, 2013 and the Ontario Court preliminary approved on May 13, 2013. Pursuant to the settlement terms, the parties agreed to settle the New York and Ontario Actions, releasing the alleged claims and all related claims, subject to various conditions, including appropriate class notice, court approvals and the dismissal of the California Matter.

Final Approval of Settlement and Disposition of All Matters

On September 17, 2013, following a fairness hearing, the New York Court issued its final approval of the settlement and final judgment dismissing all claims with prejudice in respect of the New York Class Action.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2013 and 2012

On September 13, 2013, the Ontario Court issued its final approval of the settlement and final judgment dismissing all Canadian claims with prejudice in respect of the Ontario Action.

Following final approval of the class settlement in the New York Class Action, the plaintiffs in the California Matter filed a motion for voluntary dismissal of the action, which the California Court granted on October 10, 2013.

The settlement was funded entirely by insurance maintained by the Company.

(b) Indemnities and Guarantees

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should the Company be required to act under such agreements, it is expected that no material loss would result.

14. Segment disclosure

The Company reports segment information as a single reportable business segment based upon the manner in which related information is organized and managed. The Company’s operations are substantially related to the design, development and sale of hardware and software of interactive displays and related products that enable group collaboration and learning.

The Company conducts business globally. Revenue information relating to the geographic locations in which the Company sells products is as follows.

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Revenue
United States	$72,507	$91,331	$156,654	$198,624
Canada	10,755	7,909	22,431	22,462
Europe, Middle East and Africa	45,869	56,358	77,697	94,362
Rest of World	21,958	15,166	50,201	29,860

	$151,089	$170,764	$306,983	$345,308

For the three and six months ended September 30, 2013 and 2012 no single customer accounted for 10% or more of revenue.

15. Financial instruments

The Company’s financial instruments consist of foreign exchange and interest rate derivative instruments and other financial instruments including cash and cash equivalents, trade receivables, accounts payable, accrued and other current liabilities and long-term debt.

The Company uses derivatives to partially offset its exposure to foreign exchange risk and interest rate risk. The Company enters into derivative transactions with high credit quality counterparties and, by policy, seeks to limit the amount of credit exposure to any one counterparty based on an analysis of the counterparty’s relative credit standing. The Company does not use derivative financial instruments for trading or speculative purposes.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2013 and 2012

(a) Foreign exchange rate risk

Foreign exchange rate risk is the risk that fluctuations in foreign exchange rates could impact the Company. The Company operates globally and is exposed to significant foreign exchange risk, primarily between the Canadian dollar and both the U.S. dollar (“USD”), and the Euro (“EUR”). This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. The Company seeks to manage its foreign exchange risk by monitoring foreign exchange rates, forecasting its net foreign currency cash flows and periodically entering into forward contracts and other derivative contracts to convert a portion of its forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying Canadian dollar denominated operating costs. The Company may also enter into forward contracts and other derivative contracts to manage its cash flows in other currencies.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. The Company currently does not apply hedge accounting to its currency derivatives. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss in the consolidated statements of operations.

(b) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. The Company’s financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. The Company partially mitigates this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. The Company currently does not apply hedge accounting to its interest rate derivatives. Changes in the fair value of these interest rate derivatives are included in interest expense in the consolidated statements of operations.

(c) Credit risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to the Company.

The Company sells hardware and software that enables group collaboration and learning to a diverse customer base over a global geographic area. The Company evaluates collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and receivables accounts are adjusted as required. Receivables balances are charged against the allowance when the Company determines that it is probable that the receivable will not be recovered. The geographic diversity of the customer base, combined with the Company’s established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk (note 3).

Fair value measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier value hierarchy, which prioritizes the inputs in the valuation methodologies in measuring fair value:

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2013 and 2012

Level 2 – Observable inputs other than quoted market prices included in level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active; or inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs which are supported by little or no market activity and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis.

September 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$26,885	$—	$—	$26,885
Derivative instruments	—	40	—	40

Total assets	$26,885	$40	$—	$26,925

Liabilities
Derivative instruments	$—	$1,612	$—	$1,612

Total liabilities	$—	$1,612	$—	$1,612

March 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$117,065	$—	$—	$117,065
Derivative instruments	—	463	—	463

Total assets	$117,065	$463	$—	$117,528

Liabilities
Derivative instruments	$—	$1,602	$—	$1,602

Total liabilities	$—	$1,602	$—	$1,602

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2013 and 2012

(a) Fair value of derivative contracts

September 30, 2013
	Fair value		Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$(87 (356 (420	) ) )	Oct 2013 to Apr 2014 Oct 2013 to Jul 2014 Oct 2013 to Jul 2014	1.0043 - 1.0367 1.3114 - 1.4178 1.5979 - 1.6389	USD 10,000 EUR 10,000 GBP 7,500

	$(863)

Interest rate derivative contracts	$(709)		Aug 2014	0.750% - 0.945%	116% of the outstanding principal on the Term Loan over the contract term

March 31, 2013
	Fair value		Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$(382 (111 316	) )	Apr 2013 to Dec 2013 Apr 2013 to Dec 2013 Apr 2013 to Nov 2013	0.9938 - 1.0325 1.2485 - 1.3431 1.5780 - 1.6162	USD 24,000 EUR 18,000 GBP 6,500

	$(177)

Interest rate derivative contracts	$(962)		Aug 2014	0.750% - 0.945%	50% of the outstanding principal on the first lien term loan over the contract term

The Company enters into foreign exchange forward derivative contracts to economically hedge its risks in the movement of foreign currencies against the Company’s functional currency of the Canadian dollar. The fair value of foreign exchange derivative contracts of $40 is included in other current assets at September 30, 2013 (March 31, 2013 – $463). The fair value of foreign exchange derivative contracts of $903 is included in accrued and other current liabilities at September 30, 2013 (March 31, 2013 – $640). Changes in the fair value of these contracts are included in foreign exchange loss. The Company recorded a loss of $308 and a gain of $1,404 for the three months ended September 30, 2013 and 2012, respectively and a loss of $2,247 and a gain of $1,260 for the six months ended September 30, 2013 and 2012, respectively.

The fair value of interest rate derivative contracts included in accrued and other current liabilities is $709 at September 30, 2013 (March 31, 2013 – $679). The fair value of interest rate derivative contracts included in other long-term liabilities is nil at September 30, 2013 (March 31, 2013 – $283). Changes in the fair value of these contracts are included in interest expense. The Company recorded a gain of $83 and a loss of $432 for the three months ended September 30, 2013 and 2012, respectively and a gain of $253 and a loss of $614 for the six months ended September 30, 2013 and 2012, respectively.

The estimated fair values of foreign exchange and interest rate derivative contracts are derived using complex financial models with inputs such as benchmark yields, time to maturity, reported trades, broker/dealer quotes, issuer spreads and discount rates.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the six months ended September 30, 2013 and 2012

Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts the Company could expect to realize in a liquidation or unwinding of an existing contract.

(b) Long-term debt

The estimated fair value of the Company’s long-term debt has been determined based on current market conditions by discounting future cash flows under current financing arrangements at borrowing rates believed to be available to the Company for debt with similar terms and remaining maturities.

The fair value of debt was measured utilizing Level 3 inputs. The Level 3 fair value measurements utilize a discounted cash flow model. This model utilizes observable inputs such as contractual repayment terms and benchmark forward yield curves and other inputs such as a discount rate that is intended to represent our credit risk for secured or unsecured obligations. The Company estimates its credit risk based on the corporate credit rating and the credit rating on its variable-rate long-term debt and utilizes benchmark yield curves that are widely used in the financial industry.

The carrying value and fair value of the Company’s long-term debt as at September 30, 2013 and March 31, 2013, are as follows.

	September, 2013		March 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
Variable-rate long-term debt	$118,149	$143,393	$288,225	$289,844

(c) Other financial assets and liabilities

The fair values of cash and cash equivalents, trade receivables, accounts payable and accrued and other current liabilities approximate their carrying amounts due to the short-term maturity of these instruments. A portion of these items are denominated in currencies other than the Canadian dollar functional currency of the Company including the U.S. dollar, Euro and British pound sterling and are translated at the exchange rate in effect at the balance sheet date.